# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Funko, Inc., CIK 0001704711
CUSIP: 361008105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2802 Wetmore Avenue, Everett, Washington (WA), 98201
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001123292-24-000014
Filed by CIK 0001721184

## Reporting persons
- ACON Equity GenPar, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 451,360; shared voting power 0; sole dispositive power 451,360; shared dispositive power 0; aggregate amount beneficially owned 451,360 (0.8% of the class)
  Comment: See Item 4.
- ACON Funko Manager, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 825,123; shared voting power 0; sole dispositive power 825,123; shared dispositive power 0; aggregate amount beneficially owned 825,123 (1.5% of the class)
  Comment: See Item 4.
- ACON Funko Investors, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 540,240; shared voting power 0; sole dispositive power 540,240; shared dispositive power 0; aggregate amount beneficially owned 540,240 (1% of the class)
  Comment: See Item 4.
- ACON Funko Investors Holdings 1, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 282,308; shared voting power 0; sole dispositive power 282,308; shared dispositive power 0; aggregate amount beneficially owned 282,308 (0.5% of the class)
  Comment: See Item 4.
- ACON Funko Investors Holdings 2.5, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 119,033; shared voting power 0; sole dispositive power 119,033; shared dispositive power 0; aggregate amount beneficially owned 119,033 (0.2% of the class)
  Comment: See Item 4.
- ACON Funko Investors Holdings 3.5, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 332,327; shared voting power 0; sole dispositive power 332,327; shared dispositive power 0; aggregate amount beneficially owned 332,327 (0.6% of the class)
  Comment: See Item 4.

## Item 1. Issuer
Name of issuer: Funko, Inc.
Address of issuer's principal executive offices: 2802 Wetmore Avenue, Everett, Washington, 98201

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) ACON Equity GenPar, L.L.C.
(ii) ACON Funko Manager, L.L.C.
(iii) ACON Funko Investors, L.L.C.
(iv) ACON Funko Investors Holdings 1, L.L.C.
(v) ACON Funko Investors Holdings 2.5, L.L.C.
(vi) ACON Funko Investors Holdings 3.5, L.L.C.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
c/o ACON Investments, L.L.C.
1133 Connecticut Ave., NW, Suite 700
Washington, DC 20036
Citizenship:
(i) ACON Equity GenPar, L.L.C.: Delaware (place of organization)
(ii) ACON Funko Manager, L.L.C.: Delaware (place of organization)
(iii) ACON Funko Investors, L.L.C.: Delaware (place of organization)
(iv) ACON Funko Investors Holdings 1, L.L.C.: Delaware (place of organization)
(v) ACON Funko Investors Holdings 2.5, L.L.C.: Delaware (place of organization)
(vi) ACON Funko Investors Holdings 3.5, L.L.C.: Delaware (place of organization)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

ACON Funko Manager, L.L.C. is (x) the sole manager of, and exercises voting and investment power over shares held by, ACON Funko Investors, L.L.C. and (y) the sole managing member of, and exercises voting and investment power over shares held by, ACON Funko Investors Holdings 1, L.L.C. ACON Equity GenPar, L.L.C. is the sole managing member of, and exercises voting and investment power over shares held by, each of ACON Funko Investors Holdings 2.5, L.L.C., formerly known as ACON Funko Investors Holdings 2, L.L.C. and ACON Funko Investors Holdings 3.5, L.L.C., formerly known as ACON Funko Investors Holdings 3, L.L.C. Voting and investment decisions at ACON Funko Manager, L.L.C. are made by a board of managers comprised of three or more members. Voting and investment decisions at ACON Equity GenPar, L.L.C. are made by an investment committee comprised of three or more members. Each of the members of the board of managers and investment committee, as applicable, disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein. ACON Equity Management, L.L.C. advises ACON Equity GenPar, L.L.C. and ACON Funko Manager, L.L.C., though it does not exercise voting or dispositive control over the shares beneficially owned by them.

ACON Funko Investors, L.L.C. is the holder of 540,240 common units of Funko Acquisition Holdings, L.L.C. At the request of the holder, the common units may be redeemed for, at the Issuer's election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed. This report assumes the exchange of the common units held by the Reporting Persons into shares of Class A common stock on a one-to-one basis.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages are based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock beneficially owned by each Reporting Person by (b) the sum of (i) 53,887,267 shares of Class A common stock outstanding as of March 11, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and filed with the SEC on March 13, 2025 and (ii) the aggregate number of common units held of record by ACON Funko Investors, L.L.C. because these common units are treated as converted into Class A common stock for the purpose of this report.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement.

## Signatures
- ACON Equity GenPar, L.L.C.: /s/ Teresa Y. Bernstein, Teresa Y. Bernstein, Secretary and Assistant Treasurer (05/08/2025)
- ACON Funko Manager, L.L.C.: /s/ Teresa Y. Bernstein, Teresa Y. Bernstein, Secretary and Assistant Treasurer (05/08/2025)
- ACON Funko Investors, L.L.C.: /s/ Teresa Y. Bernstein, Teresa Y. Bernstein, Secretary and Assistant Treasurer of ACON Funko Manager, L.L.C., its Manager (05/08/2025)
- ACON Funko Investors Holdings 1, L.L.C.: /s/ Teresa Y. Bernstein, Teresa Y. Bernstein, Secretary and Assistant Treasurer of ACON Funko Manager, L.L.C., its Managing Member (05/08/2025)
- ACON Funko Investors Holdings 2.5, L.L.C.: /s/ Teresa Y. Bernstein, Teresa Y. Bernstein, Secretary and Assistant Treasurer of ACON Equity GenPar, L.L.C., its Managing Member (05/08/2025)
- ACON Funko Investors Holdings 3.5, L.L.C.: /s/ Teresa Y. Bernstein, Teresa Y. Bernstein, Secretary and Assistant Treasurer of ACON Equity GenPar, L.L.C., its Managing Member (05/08/2025)